

July 19, 2012

<u>Via U.S. Mail</u>
Robert B. Ladd, CEO
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

     Re: **MGT Capital Investments, Inc.**
                Registration Statement on Form S-3
                Filed June 22, 2012
                File No. 333-182298

Dear Mr. Ladd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Section 7(iv) of the Securities Purchase Agreement between you and Hudson Bay Master Fund, dated May 24, 2012 indicates that Hudson Bay Master Fund's obligation to purchase the "Securities" (defined in Paragraph F of the Agreement as including the notes, warrants, and shares of your common stock underlying the notes and warrants) is conditioned on your having obtained all governmental, regulatory or third party consents and approvals necessary for the sale of the Securities. Section 7 indicates that this condition may be waived by Hudson Bay Master Fund. As it appears that you have not yet received the approval of your stockholders or the NYSE MKT for the issuance of the shares being registered in this offering, please confirm that Hudson Bay Master Fund provided you with a written waiver of Section 7(iv) and tell us when that was provided. If not, provide an analysis as to how you concluded that the Hudson Bay's obligation to purchase the shares is not subject to conditions that are within its discretion. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

2.   We note that you are registering 250,000 shares of your common stock that underlie a
        warrant that you may issue to J&S Games if you chose to exercise an option to purchase
        an additional 250,000 shares of MGT Gaming Shares from J&S Games. As it appears
        you have not completed the sale of this warrant to J&S Games, please provide your
        analysis as to why the offer and sale of the shares of your common stock underlying the
        warrant may be registered at this time. Refer to Question 139.06 of our Compliance and
        Disclosure Interpretations relating to Securities Act Sections.

Selling Security Holders, page 10

3.   With respect to the shares to be offered for resale by Hudson Bay Master Fund Ltd., J&S
        Gaming, Inc. and Chardan Capital Markets, LLC, please disclose the individual or
        individuals who exercise the voting and dispositive powers over the shares. Refer to
        Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to
        Regulation S-K. Also, tell us if Hudson Bay Master Fund Ltd. and J&S Gaming, Inc are
        affiliates of broker-dealers.

Exhibit 4.1

4.   We note that you intend to file the Form of Indenture by amendment or as an exhibit to a
        current report on Form 8-K. Indentures covering securities to be issued in a registration
        statement must be qualified at the time the registration statement relating to those
        securities becomes effective. Refer to Interpretations 201.02 and 201.04 of our Trust
        Indenture Act of 1939 Compliance and Disclosure Interpretations. Accordingly, please
        file the form of indenture prior to requesting effectiveness of the registration statement.

Exhibit 5.1

5.   The number of secondary shares upon which counsel is opining differs from the amount
        of shares being offered by the selling stockholders as indicated in the prospectus. Please
        revise the opinion accordingly.

Exhibit 23.1

6.   The auditor's consent was not signed. Please file a signed consent with your amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile
        Arthur Marcus, Esq.
        Gersten Savage LLP